DRPC-C/1404/2012/DFI
Curitiba, October 19, 2012

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Companhia Paranaense de Energia - COPEL
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
File No. 1-14668
Response to Staff Comment Letter dated September 27, 2012

Dear Mr. Thompson:

By letter dated September 27, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 27, 2012 (the “2011 Form 20-F”) by Companhia Paranaense de Energia - COPEL (“Copel”). This letter provides Copel’s responses to the Staff’s comments. For your convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2011 Form 20-F.

General
1. Please tell us your consideration of including a glossary of abbreviations used throughout the filing.

Abbreviated terms in the 2011 Form 20-F are defined the first time they are used.  In addition, certain technical terms are defined in the glossary that begins on page 100 of the 2011 Form 20-F. In our future filings on Form 20-F, we will enhance this glossary of abbreviations so that it includes the definitions of abbreviated terms used in the Form 20-F.

Corporate Structure, page 18
2. Please tell us how your ownership interests in Consorcio Sao Jeronimo, Consorcio Cruzeiro do Sul - UHE Maua and Inst. de Tecnologia P/Desenvolvimento – Lactec are accounted for in the financial statements. Please also tell us your consideration of disclosing these investments in the notes to the financial statements and whether the entities are consolidated, proportionately consolidated or accounted for using the equity method.

Consórcio São Jerônimo and Consórcio Cruzeiro do Sul - UHE Mauá are contractual joint operations, or consortiums, established in connection with the construction of the São Jerônimo and Mauá hydroelectric plants, respectively. As described in Note 15.7 of the consolidated financial statements, expenditures in connection with a consortium are recorded in our consolidated financial statements
(Cont.)

DRPC-C/1404/2012/DFI
(Cont. fl. 02)

as property, plant and equipment in progress, proportionally to our share in the consortium.

Consórcio São Jerônimo. As described under the heading “Expansion of Generating Capacity” beginning on page 23 of the 2011 Form 20-F, construction has yet to begin on the São Jerônimo plant, and therefore Consórcio São Jerônimo has yet to make any expenditures. Once Consórcio São Jerônimo begins to make expenditures, 41.2% of the expenditures made by the consortium will be recorded in our consolidated financial statements as property, plant and equipment in progress. These expenditures will also be described in a note to our consolidated financial statements.

Consórcio Cruzeiro do Sul - UHE Mauá. 51.0% of the costs incurred by Consórcio Cruzeiro do Sul - UHE Mauá are consolidated proportionally in our consolidated financial statements. Note 15.7 to our consolidated financial statements included in the 2011 Form 20-F describes the expenditures in connection with Consórcio Cruzeiro do Sul - UHE Mauá.

Inst. de Tecnologia P/Desenvolvimento - Lactec. Lactec is a non-profit association (Organização da Sociedade Civil de Interesse Público). For accounting purposes, Copel does not have an ownership interest in Lactec. In our future filings on Form 20-F, we will remove Lactec from our corporate structure chart.

Item 5. Operating and Financial Review and Prospects, page 51

Critical Accounting Policies, page 53
3. Please expand your discussions of critical accounting policies to discuss how accurate your estimates and assumption have been in the past, how much such estimates and assumptions have changed in the past and whether your estimates and assumptions are reasonably likely to change in the future. In addition, if it is reasonably likely your estimates and assumptions will change in the future, please provide an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial condition and/or results of operations.

At the end of each fiscal year, we review the estimates and assumptions in connection with each of our critical accounting policies, which reflect the best judgment of our management. Our analyses of these estimates and assumptions have not revealed any material inaccuracy in the fiscal years ended December 31, 2009, 2010 and 2011, and our estimates and assumptions have not changed materially during these periods.

At the time of filing of our annual report on Form 20-F, we evaluate whether any changes to these estimates and assumptions is reasonably likely. At the time of filing the 2011 Form 20-F, we did not believe that any material change to our estimates or assumptions was reasonably likely. However, subsequent to the filing of the 2011 Form 20-F, there have been regulatory changes in Brazil that will require significant changes to certain of our estimates and assumptions. In preparing our next annual report of Form 20-F, we will evaluate how to adjust those estimates and disclosure of our critical accounting policies to reflect these developments.
(Cont.)

DRPC-C/1404/2012/DFI
(Cont. fl. 03)

In addition, in preparing our future filings on Form 20-F, if we identify that any of our estimates and assumptions are reasonably likely to change in the future in ways that would have a material effect on our financial condition or results of operations, we will include in the report on Form 20-F an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur.

Item 15. Controls and Procedures, page 95
4. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures at the end of the year were effective to provide reasonable assurance that information to be disclosed in the reports you file and submit under the Securities Exchange Act of 1934, as amended, is recorded , processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management as appropriate in order to allow timely decisions regarding required disclosure. As such, please include a statement that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

In our future filings on Form 20-F, we will include a specific statement in Item 15(a) that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Consolidated Financial Statements, page F-1

Consolidated Statements of Income, page F-8
5. Please tell us your basis under IFRS to omit disclosure of basic and diluted earnings per share attributable to controlling shareholders for each class of ordinary shares. Please refer to paragraph 66 of IAS 33.

Disclosure of basic and diluted earnings per share attributable to controlling shareholders for each class of ordinary shares was unintentionally omitted from the consolidated statement of income included in the 2011 Form 20-F.  However, this information is provided in Note 27.1.6 to the consolidated financial statements, on page F-113 of the 2011 Form 20-F.  In our future filings on Form 20-F, we will include disclosure of basic and diluted earnings per share attributable to controlling shareholders for each class of ordinary shares in our consolidated statement of income.

Notes to Consolidated Financial Statements, page F-13

2.10 Allowance for doubtful accounts, page F-16
6. We note that you do not recognize an allowance for doubtful accounts in regard to receivable balances that are not overdue by less than 90 days for residential customers, 180 days for commercial customers and 360 days for industrial and rural

(Cont.)

DRPC-C/1404/2012/DFI
(Cont. fl. 04)

customers, public agencies, public lighting and public services. Please explain to us why you do not recognize an allowance for doubtful accounts receivable in regard to such receivables as it appears that you should evaluate the accounts for impairment based on historical loss experience. Please refer to the implementation guidance in paragraphs AG84 through AG 92 of IAS 19.

As described in Note 5.2 to the consolidated financial statements included in the 2011 Form 20-F, to determine the criteria to calculate allowances for doubtful accounts, we consider our historical experience of losses with respect to accounts receivable, as well as the criteria recommended by ANEEL.  The criteria we use reflect our historical experience and are consistent with those recommended by ANEEL, and the resulting allowances for doubtful accounts reflect our best estimates of losses.  In our future filings on Form 20-F, we will include this information in Note 2.10 to the consolidated financial statements (or its equivalent).

7 Accounts Receivable Related to Concessions, page F-35

7.1 Change in accounts receivable related to concession, page F-35
7. Please tell us your consideration of disclosing the nature of noncurrent special liabilities netted against accounts receivable related to concessions. Please also tell us your consideration of disclosing your accounting policy and other matters related to contributions received from the government and customers for investment in your distribution network. Please refer to paragraph 39 of IAS 20.

As described on under the heading “Special Obligations” on page 53 of the 2011 Form 20-F, as well as in Note 16.6 to the consolidated financial statements included in the 2011 Form 20-F, special liabilities are composed of the contributions we receive from the federal government and our customers exclusively for investment in our distribution network.  These contributions are contemplated by Brazilian energy regulations.

As described in Note 7.2 and Note 16.1 to the consolidated financial statements included in the 2011 Form 20-F, we have the right to be reimbursed at the end of a concession for the amounts of intangible and financial assets related to the concession that are not amortized during the term of the concession.  In accordance with ANEEL regulations, this residual amount we are entitled to reimbursement at the end of the concession from the federal government is reduced by the amount of contributions we receive during the term of the concession from customers and government.

As a result, we record the amount of these contributions on our balance sheet as a reduction of our intangible and financial assets, in compliance with the regulation. Note 2.27 and Note 2.28 to the consolidated financial statements included in the 2011 Form 20-F contain a description of the criteria according to which special obligations are split between financial assets and intangible assets.

In our future filings on Form 20-F, we will include this explanation in Note 7.1 to our financial statements (or its equivalent).

In relation to IAS 20, considering the explanation above we concluded that is not applicable to the accounting for special obligations.
(Cont.)

DRPC-C/1404/2012/DFI
(Cont. fl. 05)

15 Property, Plant and Equipment, page F-63
8. We note that you wrote-off assets in each year. Please tell us your consideration of disclosing the nature of the write-offs (impairments) recognized during each year and the line item(s) of the statements of income in which the impairment losses are included, the amount of impairment losses recognized in profit or loss of each reportable segment, and the main events and circumstances that led to the recognition of impairment losses. Please refer to the disclosure requirements of IAS 36. In addition, we note that you wrote-off intangible assets as disclosed in the table on page F-72. Please tell us your consideration of providing the above disclosures regarding impairments of intangible assets.

As described in Note 15.6 to the consolidated financial statements included in the 2011 Form 20-F, we did not have any write-offs related to impairment in 2011. However, as set forth in Note 15.2 to the consolidated financial statements, we had other write-offs in 2011, which were related to bad weather, accidents, damage to assets and non-viability of projects. In addition, we wrote off intangible assets as described in Note 16 to the consolidated financial statements. In our future filings on Form 20-F, we will include in the table in Note 15.2 (or its equivalent) separate columns for write-offs for impairment and other write-offs.

In 2010, we wrote off goodwill at UEG Araucária due to impairment in the amount of R$44.6 million. This impairment loss was included in the line item “operating costs and expenses,” as set forth in Note 31.7 to the consolidated financial statements included in our annual report on Form 20-F filed on June 30, 2011 (the “2010 Form 20-F”). We described the main events and circumstances that led to the recognition of impairment losses in Note 18.4 to the consolidated financial statements included in the 2010 Form 20-F. In our future filings on Form 20-F, we will include for each reportable segment the amount of any impairment losses recognized in profit or loss and in other comprehensive income during the period and the amount of any reversals of impairment losses recognized in profit or loss and in other comprehensive income during the period.

21 Post Employment Benefits, page F-88

21.4.1 Actuarial assumptions, page F-89
9. Please tell us what the Real and Nominal actuarial assumptions represent.

The actuarial assumptions contained in the column labeled “Nominal” do not reflect adjustments for inflation. The actuarial assumptions contained in the column labeled “Real” are adjusted for inflation, in accordance with paragraph 76 of IAS 19. However, we will consider such clarification in our future filings.

26 Tax, Social Security, Labor and Civil Provisions, page F-98

26.7.3 Regulatory Claims, page F-106
10. We note your disclosure in the second paragraph under the “Electric Energy Trading Chamber – CCEE” heading on page 55. Please tell us your consideration of disclosing the provision to cover probable losses related to the contributions that may be required under lawsuits similar to the ANEEL.
(Cont.)

DRPC-C/1404/2012/DFI
(Cont. fl. 06)

The probable loss in question referred to on page 55 of the 2011 Form 20-F is further discussed in Note 26.6 to the consolidated financial statements included in the 2011 Form 20-F which we believe respond to your question above.

Copel hereby acknowledges that Copel is responsible for the adequacy and accuracy of the disclosure in the filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that Copel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely,

/s/ Ricardo Portugal Alves
Ricardo Portugal Alves
Chief Financial and
Investor Relations Officer

cc:  Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance
       Securities and Exchange Commission

        Nicolas Grabar
       Cleary Gottlieb Steen & Hamilton LLP

Vistos:     ___________     ___________     ___________     ___________     ___________

SMC
DRPC/amilton/marcia  cópias:      DFI     SMC